UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Underwriting Agreement dated May 12, 2009 by and among Nordic American Tanker Shipping Limited (the "Company") and Morgan Stanley & Co. Incorporated, as representative of the several underwriters named in Schedule 1 thereto relating to the offering of common shares by the Company.

This Report on Form 6-K is hereby incorporated by reference into the Company's Post-Effective Amendment No. 1 to its Registration Statement on Form F-3 (Registration No. 333-137598) filed on May 12, 2008, of which the preliminary prospectus supplement dated May 12, 2009 to the prospectus dated May 12, 2008 relating to the offering of common shares, and the final prospectus supplement dated May 12, 2009 to the prospectus dated May 12, 2008 relating to the offering of common shares, form a part.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: May 15, 2009	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

4,000,000 Shares of Common Stock

NORDIC AMERICAN TANKER SHIPPING LIMITED

UNDERWRITING AGREEMENT

May 12, 2009

MORGAN STANLEY & CO. INCORPORATED
      As Representative of the
      several Underwriters named in
      Schedule I attached hereto (the "Representative")
c/o Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Ladies/Gentlemen:

Nordic American Tanker Shipping Limited, a company organized and existing under the laws of the Islands of Bermuda (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell to the several underwriters named in Schedule I hereto (the "Underwriters") an aggregate of 4,000,000 shares (the "Firm Shares") of its common shares, par value $0.01 per share (the "Common Stock") and, for the sole purpose of covering over-allotments in connection with the sale of the Firm Shares, at the option of the Underwriters, up to an additional 600,000 shares (the "Additional Shares") of Common Stock.  The Firm Shares and any Additional Shares purchased by the Underwriters are referred to herein as the "Shares".  Morgan Stanley & Co. Incorporated is acting as the lead manager ("Lead Manager") in connection with the offering and sale of the Shares contemplated herein (the "Offering").

1. Representations and Warranties of the Company

The Company represents and warrants to, and agrees with, each of the Underwriters that:

(a) The Company has filed with the Securities and Exchange Commission (the "Commission") an "automatic shelf registration statement" as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act") relating to the Shares on Form F-3 (No. 333-137598) (the "Initial Registration Statement"); the Initial Registration Statement has been filed with the Commission not earlier than three years prior to the date hereof; and no notice of objection of the Commission to the use of such Initial Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act has been received by the Company.  Other than a registration statement, if any, increasing the size of the Offering (a "Rule 462(b) Registration Statement") filed pursuant to Rule 462(b) under the Securities Act, which will become effective upon filing, no other document with respect to the Initial Registration Statement has heretofore been filed with the Commission.  The various parts of the Initial Registration Statement and the 462(b) Registration Statement, if any, including all exhibits thereto and including (i) the information contained in the form of final prospectus supplement filed with the Commission pursuant to Rule 424(b) under the Securities Act in accordance with Section 4(a) hereof and deemed by virtue of Rule 430A, 430B or 430C under the Securities Act to be part of the Initial Registration Statement at the time it became effective under the Securities Act with respect to the Underwriters, and (ii) the documents incorporated by reference in the prospectus contained in the Initial Registration Statement at the time such part of the Registration Statement became or hereafter becomes effective under the Securities Act with respect to the Underwriters, each as amended at the time such part of the Initial Registration Statement or Rule 462(b) Registration Statement, if any, became or hereafter becomes effective under the Securities Act with respect to the Underwriters, are hereafter collectively referred to as the "Registration Statement."  Any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the effective date of the Initial Registration Statement that is incorporated by reference therein.  No stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or threatened by the Commission.

   The final prospectus supplement relating to the Shares, in the form first filed with the Commission pursuant to Rule 424(b) under the Securities Act, is hereafter referred to as the "Prospectus".  Any preliminary prospectus relating to the Shares included in the Initial Registration Statement or filed with the Commission pursuant to Rule 424(a) under the Securities Act is hereafter referred to as a "Preliminary Prospectus;" and the Preliminary Prospectus relating to the Shares, as amended or supplemented immediately prior to the Applicable Time (as defined below), is hereafter referred to as the "Pricing Prospectus".  Any "issuer free writing prospectus" (as defined in Rule 433 under the Securities Act) relating to the Shares is hereafter referred to as an "Issuer Free Writing Prospectus"; and the Pricing Prospectus, as supplemented by the public offering price(s) of the shares and the Issuer Free Writing Prospectuses, if any, attached and listed in Annex IV hereto, taken together, are hereafter referred to collectively as the "Pricing Disclosure Package".  Any reference herein to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 that were filed under the Exchange Act on or before the date of such Preliminary Prospectus or Prospectus, as the case may be; and any reference herein to any "amendment" or "supplement" to any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include (i) the filing of any document under the Exchange Act after the date of such Preliminary Prospectus or Prospectus, as the case may be, which is incorporated therein by reference and (ii) any such "amendment" or "supplement" so filed.

The Company is not an "ineligible issuer" and is a "well-known seasoned issuer" (each as defined in Rule 405 under the Securities Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Securities Act with respect to the offering of the Shares contemplated hereby.

All references in this Agreement to the Registration Statement, the Rule 462(b) Registration Statement, any Preliminary Prospectus, Issuer Free Writing Prospectus or the Prospectus, or any amendments or supplements to any of the foregoing, shall be deemed to include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System as superseded by a subsequent filing, if applicable.

(b) The Registration Statement complies and the Prospectus and any further amendments or supplements to the Registration Statement or the Prospectus will comply in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (the "Rules and Regulations"), and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment thereof or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the Registration Statement or the Prospectus or any amendment thereof or supplement thereto in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Manager specifically for use therein.  The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.

(c) No order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and each Preliminary Prospectus, at the time of filing thereof, complied in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the Rules and Regulations, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Preliminary Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Manager specifically for use therein.  The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.

(d) For purposes of this Agreement, the "Applicable Time" is 4:10 p.m. (Eastern) on the date of this Agreement.  The Pricing Disclosure Package, as of the Applicable Time, did not, and as of the Closing Date and the Additional Closing Date, if any (each as hereinafter defined), will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  Each Issuer Free Writing Prospectus complies in all material respects with the applicable provisions of the Securities Act and the Rules and Regulations, and does not include information that conflicts with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus; and each Issuer Free Writing Prospectus not listed in Annex IV hereto, as supplemented by and taken together with the Pricing Disclosure Package, as of the Applicable Time, did not, and as of

the Closing Date and the Additional Closing Date, if any, will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  No representation and warranty is made in this Section 1(d) with respect to any information contained in or omitted from the Pricing Disclosure Package or any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Manager specifically for use therein.  The parties hereto agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.

(e) Deloitte AS, who have certified the financial statements of the Company included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package or the Prospectus are an independent registered public accounting firm as required by the Securities Act, the Exchange Act and the Rules and Regulations.

(f) Subsequent to the respective dates as of which information is given in the Registration Statement and the Pricing Disclosure Package, except as disclosed in the Pricing Disclosure Package, the Company has not declared, paid or made any dividends or other distributions of any kind on or in respect of its share capital and there has been no material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting (i) the business, condition (financial or otherwise), results of operations, stockholders' equity, properties or prospects of the Company; (ii) the long-term debt or share capital of the Company; or (iii) the Offering or consummation of any of the other transactions contemplated by this Agreement, the Registration Statement or the Prospectus (a "Material Adverse Change").  Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement and the Pricing Disclosure Package, the Company has not incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company, except for liabilities, obligations and transactions which are disclosed in the Registration Statement and the Pricing Disclosure Package.

(g) The authorized, issued and outstanding share capital of the Company is as set forth in the Pricing Prospectus in the column headed "Actual" under the caption "Capitalization" and, after giving effect to the Offering and the other transactions contemplated by this Agreement, the Registration Statement and the Pricing Disclosure Package, will be as set forth in the column headed "As Adjusted" under the caption "Capitalization".  All of the issued and outstanding shares in the capital of the Company are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable state, federal and foreign securities laws and not in violation of or subject to any preemptive or similar right that does or will entitle any person, upon the issuance or sale of any security, to acquire from the Company any Common Stock or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Stock or any other such security (any "Relevant Security"), except for such rights as may have been fully satisfied or waived prior to the effectiveness of the Registration Statement.

(h) The Shares to be delivered on the Closing Date and the Additional Closing Date, if any, have been duly and validly authorized and, when delivered in accordance with this Agreement, will be duly and validly issued, fully paid and non-assessable, will have been issued in compliance with all applicable state, federal and foreign securities laws and will not have been issued in violation of or subject to any preemptive or similar right that does or will entitle any person to acquire any Relevant Security from the Company upon issuance or sale of Shares in the Offering, other than shares of Common Stock to be issued to Scandic American Shipping Ltd. ("Scandic") pursuant to and in accordance with the terms of the Management Agreement by and between the Company and Scandic dated as of June 30, 2004, as amended on October 12, 2004 (the "Scandic Management Agreement"), in effect on the date hereof, as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus.  The Common Stock and the Shares conform in all material respects to the descriptions thereof contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus. Except as disclosed in the Pricing Disclosure Package, the Company does not have outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security.

(i) The Company holds no ownership or other interest, nominal or beneficial, direct or indirect, in any corporation, partnership, joint venture or other business entity.

(j) The Company has been duly organized and validly exists as a corporation, in good standing under the laws of the Islands of Bermuda.  The Company has all requisite power and authority to carry on its business as it is currently being conducted and as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus, and to own, lease and operate its properties.  The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) would not have a material adverse effect on (i) the business, condition (financial or otherwise), results of operations, stockholders' equity, properties or prospects of the Company; (ii) the long-term debt or share capital of the Company; or (iii) the Offering or consummation of any of the other transactions contemplated by this Agreement, the Registration Statement or the Pricing Disclosure Package (any such effect being a "Material Adverse Effect").

(k) The Company has all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, foreign and domestic (collectively, the "Consents"), except where the failure to obtain such Consents would not have a Material Adverse Effect, to own, lease and operate its properties and conduct its business as it is now being conducted and as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, and each such

Consent is valid and in full force and effect, and the Company has not received notice of any investigation or proceedings which results in or, if decided adversely to the Company, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any Consent.  The Company is in compliance with all applicable laws, rules, regulations, ordinances, directives, judgments, decrees and orders, foreign and domestic, except where failure to be in compliance would not have a Material Adverse Effect.  No Consent contains a materially burdensome restriction not adequately disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(l) The Company has full right, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus.  This Agreement and the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus have been duly and validly authorized by the Company.  This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(m) The execution, delivery, and performance of this Agreement and consummation of the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus, including the issue and sale of the Shares, do not and will not (i) conflict with, require consent under or result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any lien, charge, mortgage, pledge, security interest, claim, equity, trust or other encumbrance, preferential arrangement, defect or restriction of any kind whatsoever (any "Lien") upon any property or assets of the Company pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement, instrument, franchise, license or permit to which the Company is a party or by which the Company or its properties, operations or assets may be bound or (ii) violate or conflict with any provision of the certificate of incorporation, memorandum of association, bye-laws or other organizational documents of the Company, or (iii) violate or conflict with any law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, domestic or foreign, except (in the case of clause (i) above) as would not have a Material Adverse Effect.

(n) No Consent of, with or from any judicial, regulatory or other legal or governmental agency or body or any third party, foreign or domestic, with jurisdiction over the Company, is required for the execution, delivery and performance of this Agreement or consummation of the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus, including the issuance, sale and delivery of the Shares, except (x) the registration under the Securities Act of the Shares and (y) such Consents as may be required (i) under state securities or blue sky laws, (ii) under the by-laws and rules of the Financial Industry Regulatory Authority (the "FINRA") in connection with the purchase and distribution of the Shares by the Underwriters or (iii) by the Bermuda Monetary Authority, each of which has been obtained and is in full force and effect.

(o) Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, there is no judicial, regulatory, arbitral or other legal or governmental proceeding or other litigation or arbitration, domestic or foreign, pending to which the Company is a party or of which any property, operations or assets of the Company is the subject which, individually or in the aggregate, if determined adversely to the Company, would have a Material Adverse Effect; to the best of the Company's knowledge, no such proceeding, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, litigation and arbitration against or involving the Company would not have a Material Adverse Effect.

(p) The financial statements and pro forma data, including the notes thereto, and the supporting schedules included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus present fairly the financial position as of the dates indicated and the cash flows and results of operations for the periods specified of the Company; except as otherwise stated in the Registration Statement, the Pricing Disclosure Package and the Prospectus, said financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved.  No other financial statements or supporting schedules are required to be included in the Registration Statement, the Pricing Disclosure Package or the Prospectus by the Securities Act, the Exchange Act or the Rules and Regulations.  The other financial and statistical information included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus present fairly the information included therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus and the books and records of the respective entities presented therein.

(q) There are no pro forma or as adjusted financial statements which are required to be included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package or the Prospectus in accordance with Regulation S-X which have not been included as so required.

(r) The statistical, industry-related and market-related data included in the Registration Statement, the Pricing Disclosure Package and the Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(s) The Common Stock has been registered pursuant to Section 12(b) of the Exchange Act.  The outstanding shares of Common Stock are listed on The New York Stock Exchange (or "NYSE") and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or de-listing the Common Stock from the NYSE, nor has the Company received any notification that the Commission or the NYSE is contemplating terminating such registration or listing.

(t) The Company maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(u) Neither the Company nor any of its affiliates (within the meaning of Rule 144 under the Securities Act) has taken, directly or indirectly, any action which constitutes or is designed to cause or result in, or which would reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(v) Neither the Company nor any of its affiliates has, prior to the date hereof, made any offer or sale of any securities which could be "integrated" (within the meaning of the Securities Act and the Rules and Regulations) with the offer and sale of the Shares pursuant to the Registration Statement.  Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, neither Company nor any of its affiliates has sold or issued any Relevant Security during the six-month period preceding the date of the Prospectus, including but not limited to any sales pursuant to Rule 144A or Regulation D or S under the Securities Act, other than shares of Common Stock issued pursuant to employee benefit plans, qualified stock option plans or the employee compensation plans or pursuant to outstanding options, rights or warrants as described in the Prospectus.

(w) Except as disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus, no holder of any Relevant Security has any rights to require registration of any Relevant Security as part or on account of, or otherwise in connection with, the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof, and any such waivers remain in full force and effect.

(x) The statements set forth or incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus under the caption "Description of Common Shares", insofar as it purports to constitute a summary of the terms of the Common Stock, and under the captions "Tax Considerations", and "Underwriting", insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate and complete in all material respects.

(y) The Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and files periodic reports with the Commission, and the conditions for use of Form F-3 to register the Shares under the Securities Act have been satisfied.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the Pricing Prospectus and the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the Rules and Regulations, and,

when read together with the other information in the Registration Statement, the Pricing Disclosure Package or the Prospectus, as applicable, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(z) The Company is not and, at all times up to and including consummation of the transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus, and after giving effect to application of the net proceeds of the Offering, will not be required to register as an "investment company" under the Investment Company Act of 1940, as amended, and is not and will not be an entity "controlled" by an "investment company" within the meaning of such act.

(aa) There are no contracts or other documents (including, without limitation, any voting agreement), which are required to be described in the Registration Statement, the Pricing Prospectus or the Prospectus or filed as exhibits to the Registration Statement by the Securities Act, the Exchange Act or the Rules and Regulations and which have not been so described or filed.  No relationship, direct or indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, stockholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which is required by the Securities Act, the Exchange Act or the Rules and Regulations to be described in the Registration Statement, the Pricing Prospectus or the Prospectus which is not so described and described as required.

(bb) Except as disclosed in the Pricing Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with the transactions contemplated by this Agreement, the Registration Statement and the Prospectus or, to the Company's knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Company or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Underwriters' compensation as determined by the FINRA.

(cc) The Company owns or leases all such properties as are necessary to the conduct of its business as presently operated as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus.  The Company has good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except for maritime liens and other liens incurred in the ordinary course of the Company's shipping business or otherwise as are described in the Registration Statement, the Pricing Disclosure Package and the Prospectus or such as would not (individually or in the aggregate) have a Material Adverse Effect, and any real property and buildings held under lease or sublease by the Company are held by it under valid, subsisting and enforceable leases except where failure to do so would not have a Material Adverse Effect.  The Company has not received any notice of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Company that would individually or in the aggregate have a Material Adverse Effect.

(dd) The Company maintains insurance in such amounts and covering such risks as the Company reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect, except where the failure to maintain such insurance would not be expected to have a Material Adverse Effect.  There are no material claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause under circumstances that would result in a Material Adverse Effect.

(ee) The Company has accurately prepared and timely filed all federal, state, foreign and other tax returns that are required to be filed by it and has paid or made provision for the payment of all taxes, assessments, governmental or other similar charges, including without limitation, all sales and use taxes and all taxes which the Company is obligated to withhold from amounts owing to employees, creditors and third parties, with respect to the periods covered by such tax returns (whether or not such amounts are shown as due on any tax return), unless such failure would not, individually or in the aggregate, have a Material Adverse Effect.  No deficiency assessment with respect to a proposed adjustment of the Company's federal, state, local or foreign taxes is pending or, to the best of the Company's knowledge, threatened.  The accruals and reserves on the books and records of the Company in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since December 31, 2005, the Company has not incurred any liability for taxes other than in the ordinary course of its business. To the Company's knowledge, there is no tax lien, whether imposed by any federal, state, foreign or other taxing authority, outstanding against the assets, properties or business of the Company.

(ff) No labor disturbance by the employees of the Company exists or, to the best of the Company's knowledge, is imminent and the Company is not aware of any existing or imminent labor disturbances by the employees of any of its principal suppliers, manufacturers', customers or contractors, which, in either case, could reasonably be expected to have a Material Adverse Effect.

(gg) Except as disclosed in the Company's Pricing Prospectus (i) neither the Company nor any entity, whether or not incorporated, that is under common control with the Company within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or is part of a group that includes the Company and that is treated as a single employer under Section 414 of the Internal Revenue Code of 1986, as amended (the "Code") has, within the five year period prior to the date on which this representation is made or deemed made, sponsored, contributed to, or has or had any liability or obligation in respect of, any "employee benefit plan" (within the meaning of Section 3(3) of ERISA) subject to ERISA or any plan subject to Section 4975 of the Code (each, a "Plan") and each Plan has been maintained in all material respects in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) no

"reportable event" (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur with respect to any Plan; and (iv) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the PBGC, in the ordinary course and without default) in respect of a Plan (including a "multiemployer plan", within the meaning of Section 4001(a)(3) of ERISA).

(hh) There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company (or, to the Company's knowledge, any other entity for whose acts or omissions the Company is or may be liable) upon any other property now or previously owned or leased by the Company, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit relating to pollution or protection of human health and the environment ("Environmental Law") which would, individually or in the aggregate, have a Material Adverse Effect.  There has been no disposal discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company has knowledge which would, individually or in the aggregate, have a Material Adverse Effect.  The Company has not agreed to assume, undertake or provide indemnification for any liability of any other person under any Environmental Law, including any obligation for cleanup or remedial action other than by operation of law as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus. There is no pending or, to the best of the Company's knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company.

(ii) Neither the Company nor, to the Company's knowledge, any of its employees or agents has at any time during the last five years (i) made any unlawful contribution to any candidate for foreign office, or failed to disclose fully any contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States of any jurisdiction thereof.

(jj) The operations of the Company are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.  Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(kk) The Company is not (i) in violation of its certificate of incorporation, memorandum of association, bye-laws or other organizational documents, (ii) in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any of its property or assets pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject or (iii) in violation in any respect of any law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, foreign or domestic, except (in the case clauses (ii) and (iii) above) violations or defaults that would not (individually or in the aggregate) have a Material Adverse Effect and except (in the case of clause (ii) alone) for any lien, charge or encumbrance disclosed in the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(ll) The Company has complied with the requirements of Rule 433 under the Securities Act with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to any such Issuer Free Writing Prospectus.  The Company has not (i) distributed any offering material in connection with the Offering other than the Pricing Prospectus, the Prospectus, and any Issuer Free Writing Prospectus set forth on Annex IV hereto, or (ii) filed, referred to, approved, used or authorized the use of any "free writing prospectus" as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares, except for any Issuer Free Writing Prospectus set forth in Annex IV hereto and any electronic road show previously approved by the Lead Manager.

(mm) The Company and its directors or officers, in their capacities as such, are in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith (the "Sarbanes-Oxley Act") that are applicable to them and effective and is actively taking steps to ensure that it will be in compliance in all material respects with other applicable provisions of the Sarbanes-Oxley Act upon the effectiveness of such provisions.

(nn) The Company maintains "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act); the Company's "disclosure controls and procedures" are designed to ensure that material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others within the Company; and such "disclosure controls and procedures" are effective. The Company maintains a system of "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) that complies with the requirements of the Exchange Act and has been designed by the Company's Chief Executive Officer and Chief Financial Officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company's "internal control over financial reporting" is effective and the Company is not aware of any material weaknesses in its "internal control over financial reporting."  Since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the Pricing Disclosure Package and the Prospectus, there has been no change in the Company's "internal control over financial reporting" that has materially affected, or is reasonably likely to materially affect, the Company's "internal control over financial reporting."

(oo) No stamp duty, stock exchange tax, value-added tax, withholding or any other similar duty or tax is payable in the United States, Bermuda or any other jurisdiction in which either the Company is organized or engaged in business for tax purposes or, in each case, any political subdivision thereof or any authority having power to tax, in connection with the execution, delivery or performance of this Agreement by the Company or the issuance, sale or delivery of the Shares by the Company to the Underwriters or the initial resales thereof by the Underwriters in the manner contemplated by this Agreement and the Registration Statement, the Pricing Disclosure Package and the Prospectus.

(pp) Under the current laws and regulations of Bermuda, all dividends and other distributions declared and payable on the Shares may be paid by the Company to the holder thereof in United States dollars that may be freely transferred out of Bermuda and all such payments made to holders thereof who are non-residents of Bermuda will not be subject to income, withholding or other taxes under the laws or regulations of Bermuda and will otherwise be free of any other tax, duty, withholding or deduction in Bermuda and without the necessity of obtaining any governmental authorization in Bermuda.

(qq) None of the Company or its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States or Bermuda.

(rr) The Company is a "foreign private issuer" as defined by Rule 405 of the Securities Act.

(ss) To ensure the legality, validity, enforceability and admissibility into evidence of each of this Agreement, the Shares and any other document to be furnished hereunder in Bermuda, it is not necessary that this Agreement, the Shares or such other document be filed or recorded with any court or other authority in Bermuda or any stamp or similar tax be paid in Bermuda on or in respect of this Agreement, the Shares or any such other document except that (i) the consent of the Bermuda Monetary Authority is required and has been obtained for the sale and subsequent transferability of the Shares provided the Shares remain listed on the NYSE or another appointed stock exchange; and (ii) the Prospectus is required to be and has been filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda.

(tt) The Company is not a "passive foreign investment company" and the Company does not expect it to become a "passive foreign investment company" as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, in respect of the taxable year ending December 31, 2009.

Any certificate signed by or on behalf of the Company and delivered to the Representative or to counsel for the Underwriters' shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

2. Purchase, Sale and Delivery of the Shares

(a) On the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter and each Underwriter, severally and not jointly, agrees to purchase from the Company, at a purchase price per share of $32.00, the number of Firm Shares set forth opposite their respective names on Schedule I hereto together with any additional number of Shares which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.

(b) Payment of the purchase price for, and delivery of certificates representing, the Firm Shares shall be made at the office of Simpson Thacher & Bartlett LLP ("Underwriters' Counsel"), or at such other place as shall be agreed upon by the Lead Manager and the Company, at 10:00 A.M., New York City time, on May 18, 2009, or such other time and date as the Lead Manager and the Company may agree upon in writing (such time and date of payment and delivery being herein called the "Closing Date").  Payment of the purchase price for the Firm Shares shall be made by wire transfer in same day funds to or as directed in writing by the Company upon delivery of certificates for the Firm Shares to the Representative through the facilities of The Depository Trust Company for the respective accounts of the several Underwriters.  The Company will permit the Lead Manager to examine and package such certificates for delivery at least one full business day prior to the Closing Date.

(c) In addition, on the basis of the representations, warranties, covenants and agreements herein contained, but subject to the terms and conditions herein set forth, the Company hereby grants to the Underwriters, acting severally and not jointly, the option to purchase up to 600,000 Additional Shares at the same purchase price per share to be paid by the Underwriters for the Firm Shares as set forth in Section 2(a) above, for the sole purpose of covering over-allotments in the sale of Firm Shares by the Underwriters.  This option may be exercised at any time and from time to time, in whole or in part on one or more occasions, on or before the thirtieth day following the date of the Prospectus, by written notice from the Lead Manager to the Company.  Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised and the date and time, as reasonably determined by the Lead Manager, when the Additional Shares are to be delivered (any such date and time being herein sometimes referred to as the "Additional Closing Date"); provided, however, that unless otherwise agreed upon by the Lead Manager and the Company no Additional Closing Date shall occur earlier than the Closing Date or earlier than the second full business day after the date on which the option shall have been exercised nor later than the eighth full business day after the date on which the option shall have been exercised (unless such time and date are postponed in accordance with the provisions of Section 10 hereof).  Upon any exercise of the option as to all or any portion of the Additional Shares, each Underwriter, acting severally and not jointly, agrees to purchase from the Company the number of Additional Shares that bears the same proportion of the total number of Additional Shares then being purchased as the number of Firm Shares set forth opposite the name of such

Underwriter in Schedule I hereto (or such number increased as set forth in Section 10 hereof) bears to the total number of Firm Shares that the Underwriters have agreed to purchased hereunder, subject, however, to such adjustments to eliminate fractional shares as the Lead Manager in its sole discretion shall make.

(d) Payment of the purchase price for, and delivery of certificates representing, the Additional Shares shall be made at the office of Underwriters' Counsel, or at such other place as shall be agreed upon by the Lead Manager and the Company, at 10:00 A.M., New York City time, on the Additional Closing Date (unless postponed in accordance with the provisions of Section 10 hereof), or such other time as shall be agreed upon by the Lead Manager and the Company.  Payment of the purchase price for the Additional Shares shall be made by wire transfer in same day funds to or as directed in writing by the Company upon delivery of certificates for the Additional Shares to the Representative through the facilities of The Depository Trust Company for the respective accounts of the several Underwriters.  The Company will permit the Lead Manager to examine and package such certificates for delivery at least one full business day prior to the Additional Closing Date.

(e) The Company acknowledges and agrees that (i) the terms of this Agreement and the Offering (including the price of the Shares) were negotiated at arm's length between sophisticated parties represented by counsel; (ii) no fiduciary, advisory or agency relationship between the Company and the Underwriters has been created as a result of any of the transactions contemplated by this Agreement or the process leading to such transactions, irrespective of whether any Underwriter has advised or is advising any such party on other matters, (iii) the Underwriters' obligations to the Company in respect of the Offering are set forth in this Agreement in their entirety and (iv) it has obtained such legal, tax, accounting and other advice as it deems appropriate with respect to this Agreement and the transactions contemplated hereby and any other activities undertaken in connection therewith, and it is not relying on the Underwriters with respect to any such matters.

3. Offering

Upon authorization of the release of the Firm Shares by the Lead Manager, the Underwriters propose to offer the Shares for sale to the public upon the terms and conditions set forth in the Prospectus.

4. Covenants of the Company

In addition to the other covenants and agreements of the Company contained herein, the Company further covenants and agrees with each of the Underwriters that:

(a) The Company shall prepare the Prospectus in a form reasonably approved by you and file such Prospectus pursuant to, and within the time period specified in, Rule 424(b) and Rule 430A, 430B or 430C, as applicable, under the Securities Act; prior to the last date on which an Additional Closing Date, if any, may occur, the Company shall file no further amendment to the Registration Statement or amendment or supplement to the Prospectus to which you shall reasonably object in writing after being furnished in advance a copy thereof and given a reasonable opportunity to review and comment thereon; the

Company shall notify you promptly (and, if requested by the Lead Manager, confirm such notice in writing) (i) when any amendment to the Registration Statement becomes effective, (ii) of any request by the Commission for any amendment of or supplement to the Registration Statement or the Prospectus for any additional information, (iii) of the Company's intention to file or prepare any supplement or amendment to the Registration Statement, any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus (including documents filed under the Exchange Act if such document would be deemed to be incorporated by reference into the Registration Statement, any Preliminary Prospectus or the Prospectus), (iv) of the mailing or the delivery to the Commission for filing of any amendment of or supplement to the Registration Statement or the Prospectus, including but not limited to Rule 462(b) under the Securities Act, (v) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, or suspending the use of any Preliminary Prospectus, the Prospectus or any Issuer Free Writing Prospectus or, in each case, of the initiation, or the threatening, of any proceedings therefor, (vi) of the receipt of any comments from the Commission, (vii) of the receipt by the Company of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act and (viii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose.  If the Commission shall propose or enter a stop order at any time, the Company will make every effort to prevent the issuance of any such stop order and, if issued, to obtain the lifting of such order as soon as possible.  The Company will pay the registration fees for the Shares within the time period required by Rule 456(b)(1)(i) under the Securities Act (without giving effect to the proviso therein) and in any event prior to the Closing Date.

(b) If at any time when a prospectus relating to the Shares (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act, any event shall have occurred as a result of which the Pricing Disclosure Package (prior to the availability of the Prospectus) or the Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery of such Pricing Disclosure Package or Prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) to the purchaser, not misleading, or if to comply with the Securities Act, the Exchange Act or the Rules and Regulations it shall be necessary at any time to amend or supplement the Pricing Disclosure Package, the Prospectus or the Registration Statement, or to file any document incorporated by reference in the Registration Statement or the Prospectus or in any amendment thereof or supplement thereto, the Company will notify you promptly and prepare and file with the Commission an appropriate amendment, supplement or document (in form and substance reasonably satisfactory to the Lead Manager) that will correct such statement or omission or effect such compliance, and will use its best efforts to have any amendment to the Registration Statement declared effective as soon as possible.

(c) The Company will not, without the prior consent of the Lead Manager, (i) make any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 under the Securities Act, except for any Issuer

Free Writing Prospectus set forth in Annex IV hereto and any electronic road show previously approved by the Lead Manager, or (ii) file, refer to, approve, use or authorize the use of any "free writing prospectus" as defined in Rule 405 under the Securities Act with respect to the Offering or the Shares.  If at any time any event shall have occurred as a result of which any Issuer Free Writing Prospectus as then amended or supplemented would, in the judgment of the Underwriters or the Company, conflict with the information in the Registration Statement, the Pricing Disclosure Package or the Prospectus as then amended or supplemented or would, in the judgment of the Underwriters or the Company, include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances existing at the time of delivery to the purchaser, not misleading, or if to comply with the Securities Act or the Rules and Regulations it shall be necessary at any time to amend or supplement any Issuer Free Writing Prospectus, the Company will notify the Lead Manager promptly and, if requested by the Lead Manager, prepare and furnish without charge to each Underwriter an appropriate amendment or supplement (in form and substance reasonably satisfactory to the Lead Manager) that will correct such statement, omission or conflict or effect such compliance.

(d) The Company has complied and will comply with the requirements of Rule 433 with respect to each Issuer Free Writing Prospectus including, without limitation, all prospectus delivery, filing, record retention and legending requirements applicable to each such Issuer Free Writing Prospectus.

(e) The Company will deliver to each of the Underwriters and Underwriters' Counsel a signed copy of the Registration Statement, as initially filed and all amendments thereto, including all consents and exhibits filed therewith, and will maintain in the Company's files manually signed copies of such documents for at least five years after the date of the filing.  The Company will promptly deliver to each of the Underwriters such number of copies of any Preliminary Prospectus, the Pricing Prospectus, the Prospectus, the Registration Statement, any Issuer Free Writing Prospectus and all amendments of and supplements to such documents, if any, and all documents incorporated by reference in the Registration Statement and Prospectus or any amendment thereof or supplement thereto, as Underwriters may reasonably request.  Prior to 10:00 A.M., New York time, on the business day next succeeding the date of this Agreement and from time to time thereafter, the Company will furnish the Underwriters with copies of the Prospectus in New York City in such quantities as the Underwriters may reasonably request.

(f) Promptly from time to time, the Company will use its best efforts, in cooperation with the Lead Manager, to qualify the Shares for offering and sale under the securities laws relating to the offering or sale of the Shares of such jurisdictions, domestic or foreign, as the Lead Manager may designate in cooperation with the Company and to maintain such qualification in effect for so long as required for the distribution thereof; except that in no event shall the Company be obligated in connection therewith to qualify as a foreign corporation in any jurisdiction in which it is not already so qualified or to execute a general consent to service of process in any jurisdiction in which it is not already so subject.

(g) The Company will make generally available to its security holders and to the Underwriters as soon as practicable, but in any event not later than twelve months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and the Subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations (including, at the option of the Company, Rule 158).

(h) During the period of 90 days from the date of the Prospectus (the "Lock-Up Period"), without the prior written consent of the Lead Manager, the Company (i) will not, directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any Relevant Security, or make any announcement of any of the foregoing, (ii) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" (in each case within the meaning of Section 16 of the Exchange Act and the Rules and Regulations) with respect to any Relevant Security, and (iii) will not otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration; and the Company will obtain an undertaking in substantially the form of Annex III hereto (a "Lockup Agreement") of each of its officers and directors and the employees of Scandic American Shipping Ltd. listed under the caption "Management" in the Pricing Prospectus and the Prospectus not to engage in any of the aforementioned transactions on their own behalf, other than (i) the registration of the Shares and the sales through the Underwriters pursuant to this Agreement, (ii) the Company's issuance of Common Stock upon the grant and exercise of options under, or the issuance and sale of shares pursuant to, employee stock option plans in effect on the date hereof, as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus or (iii) pursuant to and in accordance with the terms of the Scandic Management Agreement in effect on the date hereof, as described in the Registration Statement, the Pricing Disclosure Package and the Prospectus. The Company will provide the Underwriters and each stockholder subject to the "Lock-Up Period" (as defined in the Lock-Up Agreement) pursuant to the Lock-Up Agreements with prior notice of any announcement that gives rise to an extension of the Lock-Up Period under the terms of its Lock-Up Agreement. The Company will not file a registration statement under the Securities Act in connection with any transaction by the Company or any person that is prohibited pursuant to the foregoing, except for registration statements on Form S-8 relating to employee benefit plans.

Notwithstanding the immediately preceding paragraph, if (x) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period referred to in the immediately preceding paragraph and ends on the last day of such 90-day restricted period, the Company issues a earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of such 90-day period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such 90-day period, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs unless the Lead Manager waives, in writing, such extension.

(i) (i) During the period of three years from the effective date of the Registration Statement, the Company will make available to the Underwriters copies of all reports or other communications (financial or other) furnished to security holders or from time to time published or publicly disseminated by the Company, and will make available to the Underwriters as soon as they are available, copies of any reports, financial statements and proxy or information statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed, provided that any document filed with the Commission on its EDGAR system shall be deemed to have been made available for purposes of this Section 4(i); and (ii) during the period of one year from the effective date of the Registration Statement, the Company will make available to you copies of such additional information concerning the business and financial condition of the Company as you may from time to time reasonably request (such financial information to be on a consolidated basis to the extent the accounts of the Company and any subsidiaries are consolidated in reports furnished to its security holders generally or to the Commission), provided that the Underwriters shall sign a confidentiality agreement regarding any such additional information containing standard terms and conditions as the Company shall reasonably request.

(j) The Company will apply the net proceeds from the sale of the Shares as set forth under the caption "Use of Proceeds" in the Pricing Prospectus and the Prospectus.

(k) The Company will use its best efforts to list the Shares, subject to notice of issuance, on the NYSE, and effect and maintain, for the duration of the Offering, the listing of the Shares on the NYSE.

(l) The Company, during the period when a prospectus (or, in lieu thereof, the notice referred to in Rule 173(a) under the Securities Act) is required to be delivered under the Securities Act in connection with the offer or sale of the Shares, will file all reports and other documents required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and the Rules and Regulations within the time periods required thereby.

(m) If the Company elects to rely upon Rule 462(b) under the Securities Act, the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462 by 10:00 p.m. (Eastern time), on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462 Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Securities Act.

(n) The Company will use its best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Date or the Additional Closing Date, as the case may be, and to satisfy all conditions precedent to the delivery of the Firm Shares and the Additional Shares.

(o) The Company will not take, and will cause its affiliates (within the meaning of Rule 144 under the Securities Act) not to take, directly or indirectly, any action which constitutes or is designed to cause or result in, or which could reasonably be expected to constitute, cause or result in, the stabilization or manipulation of the price of any security to facilitate the sale or resale of the Shares.

(p) The Company will use its best efforts to keep its existing insurance and maintain insurance in such amounts as is adequate for the conduct of its business and the value of its properties and customary for a business in its industry.

5. Covenant of the Underwriters. Each Underwriter, severally and not jointly, covenants and agrees with the Company that such Underwriter will not use or refer to any "free writing prospectus" (as defined in Rule 405 under the Securities Act) without the prior written consent of the Company if such Underwriter's use of or reference to such "free writing prospectus" would require the Company to file with the Commission any "issuer information" (as defined in Rule 433 under the Securities Act).

6. Payment of Expenses.

Whether or not the transactions contemplated by this Agreement, the Registration Statement and the Prospectus are consummated or this Agreement is terminated, the Company hereby agrees to pay all costs and expenses incident to the performance of its obligations hereunder, including the following:  (i) all expenses in connection with the preparation, printing and filing of the Registration Statement, any Issuer Free Writing Prospectus, any Preliminary Prospectus and the Prospectus and any and all amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares under the Securities Act and the Offering; (iii) all expenses other than fees of counsel for the Underwriters in connection with the qualification of the Shares for offering and sale under state or foreign securities or blue sky laws as provided in Section 4(f) hereof; (iv) the filing fees incident to securing any required review by the FINRA of the terms of the Offering; (v) all fees and expenses in connection with listing the Shares on the NYSE; and (vi) any stock transfer taxes incurred in connection with this Agreement or the Offering.  The Company also will pay or cause to be paid: (x) the cost of preparing stock certificates representing the Shares; (y) the cost and charges of any transfer agent or registrar for the Shares; and (z) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section 6.  It is understood, however, that except as provided in this Section, and Sections 8 and 9 hereof, the Underwriters will pay all of their own costs and expenses, including the fees and expenses of their counsel and stock transfer taxes on resale of any of the Shares by them.

7. Conditions of Underwriters' Obligations

The several obligations of the Underwriters to purchase and pay for the Firm Shares and the Additional Shares, as provided herein, shall be subject to the accuracy of the representations and warranties of the Company herein contained, as of the date hereof and as of the Closing Date (for purposes of this Section 7 "Closing Date" shall refer to the Closing Date for the Firm Shares and any Additional Closing Date, if different, for the Additional Shares), to the absence from any certificates, opinions, written statements or letters furnished to you or to Underwriters' Counsel pursuant to this Section 7 of any material misstatement or omission, to the performance by the Company of its obligations hereunder, and to each of the following additional conditions:

(a) The Prospectus shall have been filed with the Commission in a timely fashion in accordance with Section 4(a) hereof; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, and no stop order suspending or preventing the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, shall have been issued by the Commission and no proceedings therefor shall have been initiated or threatened by the Commission; no notice of objection to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Securities Act shall have been issued by the Commission; all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction; if the Company has elected to rely on Rule 462(b) under the Securities Act, the Rule 462(b) Registration Statement shall have become effective by 10:00 p.m. (Washington, D.C. time) on the date of this Agreement; and all necessary foreign and domestic regulatory or stock exchange approvals shall have been received.

(b) At the Closing Date, the Underwriters shall have received the written opinion of Seward & Kissel LLP, counsel for the Company, dated the Closing Date addressed to the Underwriters in the form attached hereto as Annex I.

(c) At the Closing Date, the Underwriters shall have received the written opinion of Appleby Hunter Bailhache, Bermuda counsel for the Company, dated the Closing Date addressed to the Underwriters in the form attached hereto as Annex II.

(d) All proceedings taken in connection with the sale of the Firm Shares and the Additional Shares as herein contemplated shall be satisfactory in form and substance to the Lead Manager and to Underwriters' Counsel, and the Underwriters shall have received from Underwriters' Counsel a favorable written opinion, dated as of the Closing Date, with respect to the issuance and sale of the Shares, the Registration Statement, the Pricing Disclosure Package and the Prospectus and such other related matters as the Lead Manager may require, and the Company shall have furnished to Underwriters' Counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters.

(e) At the Closing Date you shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated the Closing Date to the effect that (i) the condition set forth in subsection (a) of this Section 7 has been satisfied, (ii) as of the date hereof and as of the Closing Date, the representations and warranties of the Company set forth in Section 1 hereof are accurate, (iii) as of the Closing Date all agreements, conditions and obligations of the Company to be performed or complied with hereunder on or prior thereto have been duly performed or complied with, (iv) subsequent to the respective dates as of which information is given in the Pricing Disclosure Package (exclusive of any amendment or supplement thereto) the Company has not sustained any material loss or interference with their respective businesses or properties from fire, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, (v) there are no pro forma or as adjusted financial statements that are required to be included in the Registration Statement, the Pricing Prospectus or the Prospectus pursuant to the Rules and Regulations that have not been included or incorporated therein as required, (vi) subsequent to the respective dates as of which information is given in the Pricing Disclosure Package (exclusive of any amendment or supplement thereto) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting (x) the business, condition (financial or otherwise), results of operations, stockholders' equity, properties or prospects of the Company; (y) the long-term debt or share capital of the Company; or (z) the Offering or consummation of any of the other transactions contemplated by this Agreement, the Registration Statement, the Pricing Disclosure Package and the Prospectus and (vii) certain financial information contained in the Registration Statement, the Pricing Disclosure Package and the Prospectus is accurate.

(f) At the time this Agreement is executed and at the Closing Date, you shall have received a comfort letter, from Deloitte AS, independent registered public accounting firm, dated, respectively, as of the date of this Agreement and as of the Closing Date addressed to the Underwriters and in form and substance reasonably satisfactory to the Underwriters and Underwriters' Counsel.

(g) Subsequent to the execution and delivery of this Agreement or, if earlier, the dates as of which information is given in the Pricing Disclosure Package (exclusive of any supplement thereto), there shall not have been any change in the share capital or long-term debt of the Company or any change or development involving a change, whether or not arising from transactions in the ordinary course of business, in the business, condition (financial or otherwise), results of operations, stockholders' equity, properties or prospects of the Company, including but not limited to the occurrence of any fire, flood, storm, explosion, accident or other calamity at any of the properties owned or leased by the Company, the effect of which, in any such case described above, is, in the judgment of the Lead Manager, so material and adverse as to make it impracticable or inadvisable to proceed with the Offering on the terms and in the manner contemplated in the Pricing Disclosure Package (exclusive of any supplement).

(h) The Underwriters shall have received a duly executed lock-up agreement from each person who is a director or officer of the Company and each employee of Scandic American Shipping Ltd. listed under the caption "Management" in the Pricing Prospectus and the Prospectus, in each case substantially in the form attached hereto as Annex III.

(i) At the Closing Date, the Shares shall have been approved for listing upon notice of issuance on the NYSE.

(j) At the Closing Date, the Underwriters shall continue to be eligible to rely on an exemption from filing with the FINRA with respect to the Offering.

(k) No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date, prevent the issuance or sale of the Shares; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date, prevent the issuance or sale of the Shares.

(l) The Company shall have furnished the Underwriters and Underwriters' Counsel with such other certificates, opinions or other documents as they may have reasonably requested.

If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Underwriters or to Underwriters' Counsel pursuant to this Section 7 shall not be satisfactory in form and substance to the Lead Manager and to Underwriters' Counsel, all obligations of the Underwriters hereunder may be cancelled by the Lead Manager.  Notice of such cancellation shall be given to the Company in writing, or by telephone.  Any such telephone notice shall be confirmed promptly thereafter in writing.

8. Indemnification

(a) The Company shall indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act that were directly or indirectly involved in the placement of Shares in the Offering and identified to the Company by or on behalf of any Underwriter, against any and all losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation (provided that such settlement is effected in accordance with Section 8(c) hereof)), joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained (A) in the Registration Statement, as originally filed or any amendment thereof, or in any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or (B) in any "road show" (as defined in Rule 433 under the Securities Act) for the Offering that is a "written communication" (as defined in Rule 405 under the Securities Act) ("Marketing Materials"), or (ii) the omission or alleged omission to state in the Registration Statement, as originally filed or any amendment thereof, a material fact required to be stated therein or necessary to make the statements therein not misleading, or in any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus, or in any supplement thereto or amendment thereof, or in any Issuer Free Writing Prospectus, or in any "issuer information" (as defined in Rule 433(h)(2) under the Securities Act) filed or required to be filed pursuant to Rule 433(d) under the

Securities Act, or in any Marketing Materials, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent but only to the extent that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Manager expressly for use therein.  The parties agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.  This indemnity agreement will be in addition to any liability which the Company may otherwise have, including but not limited to other liability under this Agreement.

(b) Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company, each of the directors of the Company, each of the officers of the Company who shall have signed the Registration Statement, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any losses, liabilities, claims, damages and expenses whatsoever as incurred (including but not limited to attorneys' fees and any and all expenses whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or otherwise, insofar as such losses, liabilities, claims, damages or expenses (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, as originally filed or any amendment thereof, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, the Pricing Disclosure Package or the Prospectus, or in any amendment thereof or supplement thereto, or any Issuer Free Writing Prospectus, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Manager specifically for use therein; provided, however, that in no case shall any Underwriter be liable or responsible for any amount in excess of the underwriting discount applicable to the Shares to be purchased by such Underwriter hereunder.  The parties agree that such information provided by or on behalf of any Underwriter through the Lead Manager consists solely of the material referred to in Section 16 hereof.

(c) Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of any claims or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify each party against whom indemnification is to be sought in writing of the claim or the commencement thereof (but the failure so to notify an indemnifying party shall not relieve the indemnifying party from any liability which it may have under this Section 8 to the extent that it is not materially prejudiced as a result thereof or otherwise has notice of any such action, and in any event shall not relieve it from any liability that such indemnifying party may have otherwise than on account of the indemnity agreement hereunder).  In case any such claim or action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate, at its own expense in the defense of such action, and to the extent it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel satisfactory to such indemnified party; provided however, that counsel to the indemnifying party shall not (except with the written consent of the indemnified party) also be counsel to the indemnified party.  Notwithstanding the foregoing, the indemnified party or parties shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such indemnified party or parties unless (i) the employment of such counsel shall have been authorized in writing by one of the indemnifying parties in connection with the defense of such action, (ii) the indemnifying parties shall not have employed counsel to have charge of the defense of such action within a reasonable time after notice of commencement of the action, (iii) the indemnifying party does not diligently defend the action after assumption of the defense, or (iv) such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to one or all of the indemnifying parties (in which case the indemnifying parties shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying parties.  No indemnifying party shall, without the prior written consent of the indemnified parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an indemnified party under this Section 8 or Section 9 hereof (whether or not the indemnified party is an actual or potential party thereto), unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of the indemnified party.  Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for fees and expenses of counsel as contemplated by this paragraph, the indemnifying party shall be liable for any settlement, compromise or judgment effected without its written consent if (i) such settlement, compromise or judgment is entered into more than 30 days after receipt by the indemnifying party of such request and (ii) the indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.

9. Contribution

In order to provide for contribution in circumstances in which the indemnification provided for in Section 8 hereof is for any reason held to be unavailable from any indemnifying party or is insufficient to hold harmless a party indemnified thereunder, the Company and the Underwriters shall contribute to the aggregate losses, claims, damages, liabilities and expenses of the nature contemplated by such indemnification provision (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claims asserted, but after deducting in the case of losses, claims, damages, liabilities and expenses suffered by the Company, any contribution received by the Company from persons, other than the Underwriters, who may also be liable for contribution, including persons who control the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, officers of the Company who signed the Registration Statement and directors of the Company) as incurred to which the Company and one or more of the Underwriters may be subject, in such proportions as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the Offering or, if such allocation is not permitted by applicable law, in such proportions as are appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as (x) the total net proceeds from the Offering (net of underwriting discounts and commissions but before deducting expenses) received by the Company bears to (y) the underwriting discount or commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus.  The relative fault of each of the Company and of the Underwriters shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 9 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any judicial, regulatory or other legal or governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.  Notwithstanding the provisions of this Section 9, (i) no Underwriter shall be required to contribute any amount in excess of the amount by which the discounts and commissions applicable to the Shares underwritten by it and distributed to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  For purposes of this Section 9, each person, if any, who controls an Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act shall have the same rights to contribution as such Underwriter, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to clauses (i) and (ii) of the immediately preceding sentence.  Any party entitled to contribution will, promptly after receipt of notice of commencement of any action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties, notify each party or parties from whom contribution may be sought, but the omission to so notify such party or parties shall not relieve the party or parties from whom contribution may be sought from any obligation it or they may have under this Section 9 or otherwise.  The obligations of the Underwriters to contribute pursuant to this Section 9 are several in proportion to the respective number of Shares to be purchased by each of the Underwriters hereunder and not joint.

10. Underwriter Default

(a) If any Underwriter or Underwriters shall default in its or their obligation to purchase Firm Shares or Additional Shares hereunder, and if the Firm Shares or Additional Shares with respect to which such default relates (the "Default Shares") do not (after giving effect to arrangements, if any, made by the Lead Manager pursuant to subsection (b) below) exceed in the aggregate 10% of the number of Firm Shares or Additional Shares, each non-defaulting Underwriter, acting severally and not jointly, agrees to purchase from the Company that number of Default Shares that bears the same proportion of the total number of Default Shares then being purchased as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto bears to the aggregate number of Firm Shares set forth opposite the names of the non-defaulting Underwriters, subject, however, to such adjustments to eliminate fractional shares as the Lead Manager in their sole discretion shall make.

(b) In the event that the aggregate number of Default Shares exceeds 10% of the number of Firm Shares or Additional Shares, as the case may be, the Lead Manager may in their discretion arrange for itself or for another party or parties (including any non-defaulting Underwriter or Underwriters who so agree) to purchase the Default Shares on the terms contained herein.  In the event that within five calendar days after such a default the Lead Manager do not arrange for the purchase of the Default Shares as provided in this Section 10, this Agreement or, in the case of a default with respect to the Additional Shares, the obligations of the Underwriters to purchase and of the Company to sell the Additional Shares shall thereupon terminate, without liability on the part of the Company with respect thereto (except in each case as provided in Sections 6, 8, 9 and 10) or the Underwriters, but nothing in this Agreement shall relieve a defaulting Underwriter or Underwriters of its or their liability, if any, to the other Underwriters and the Company for damages occasioned by its or their default hereunder.

(c) In the event that any Default Shares are to be purchased by the non-defaulting Underwriters, or are to be purchased by another party or parties as aforesaid, the Lead Manager or the Company shall have the right to postpone the Closing Date or Additional Closing Date, as the case may be for a period, not exceeding five business days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus or in any other documents and arrangements, and the Company agrees to file promptly any amendment or supplement to the Registration Statement or the Prospectus which, in the opinion of Underwriters' Counsel, may thereby be made necessary or advisable.  The term "Underwriter" as used in this Agreement shall include any party substituted under this Section 10 with like effect as if it had originally been a party to this Agreement with respect to such Firm Shares and Additional Shares.

11. Survival of Representations and Agreements

 All representations and warranties, covenants and agreements of the Underwriters and the Company contained in this Agreement or in certificates of officers of the Company submitted pursuant hereto, including the agreements contained in Sections 4 and 6, the indemnity agreements contained in Section 8 and the contribution agreements contained in Section 9, shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Underwriter or any controlling person thereof or by or on behalf of the Company, any of its officers and directors or any controlling person thereof, and shall survive delivery of and payment for the Shares to and by the Underwriters.  The representations contained in Section 1 and the agreements contained in Sections 6, 8, 9, 11 and 12 hereof shall survive any termination of this Agreement, including termination pursuant to Section 10 or 12 hereof.

12. Effective Date of Agreement; Termination

(a) This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

(b) The Lead Manager shall have the right to terminate this Agreement at any time prior to the Closing Date or to terminate the obligations of the Underwriters to purchase the Additional Shares at any time prior to the Additional Closing Date, as the case may be, if at or after the Applicable Time (i) any domestic or international event or act or occurrence has materially disrupted, or in the opinion of the Lead Manager will in the immediate future materially disrupt, the market for the Company's securities or securities in general; or (ii) a suspension or material limitation in trading in securities generally on the NYSE shall have occurred; (iii) a suspension or material limitation in trading in the Company's securities on the NYSE shall have occurred; or (iv) a banking moratorium has been declared by any state or federal authority or if any material disruption in commercial banking or securities settlement or clearance services shall have occurred; or (v) (A) there shall have occurred any outbreak or escalation of hostilities or acts of terrorism involving the United States or there is a declaration of a national emergency or war by the United States or (B) there shall have been any other calamity or crisis or any change in political, financial or economic conditions if the effect of any such event in (A) or (B), in the judgment of the Lead Manager, makes it impracticable or inadvisable to proceed with the offering, sale and delivery of the Firm Shares or the Additional Shares, as the case may be, on the terms and in the manner contemplated by the Prospectus.

(c) Any notice of termination pursuant to this Section 12 shall be in writing.

13. Notices

All communications hereunder, except as may be otherwise specifically provided herein, shall be in writing, and:

(a) if sent to any Underwriter, shall be mailed, delivered, or faxed and confirmed in writing, to such Underwriter c/o Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036, Attention:  Ken Pott, Managing Director, with a copy to Underwriter's Counsel at Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, Attention: Lesley Peng;

(b) if sent to the Company, shall be mailed, delivered, or faxed and confirmed in writing to the Company and its counsel at the addresses set forth in the Registration Statement, Attention: Herbjørn Hansson, Chairman and Chief Executive Officer, with a copy to Seward & Kissel LLP, One Battery Park Plaza, 19th Floor, New York, New York 10004, Attention: Gary Wolfe;

provided, however, that any notice to an Underwriter pursuant to Section 8 shall be delivered or sent by mail or facsimile transmission to such Underwriter at its address set forth in its acceptance facsimile to Morgan Stanley & Co. Incorporated, which address will be supplied to any other party hereto by Morgan Stanley & Co. Incorporated upon request. Any such notices and other communications shall take effect at the time of receipt thereof.

14. Parties

This Agreement shall inure solely to the benefit of, and shall be binding upon, the Underwriters and the Company and the controlling persons, directors, officers, employees and agents referred to in Sections 8 and 9 hereof, and their respective successors and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the parties hereto and said controlling persons and their respective successors, officers, directors, heirs and legal representatives, and it is not for the benefit of any other person, firm or corporation.  The term "successors and assigns" shall not include a purchaser, in its capacity as such, of Shares from any of the Underwriters.

15. Governing Law and Jurisdiction; Waiver of Jury Trial

This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The Company irrevocably (a) submits to the jurisdiction of any court of the State of New York or the United State District Court for the Southern District of the State of New York for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated by this Agreement, the Registration Statement and the Prospectus (each, a "Proceeding"), (b) agrees that all claims in respect of any Proceeding may be heard and determined in any such court, (c) waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process therein, (d) agrees not to commence any Proceeding other than in such courts, and (e) waives, to the fullest extent permitted by law, any claim that such Proceeding is brought in an inconvenient forum.  The Company hereby irrevocably designates Seward & Kissell LLP, One Battery Park Plaza, New York, New York 10004 as agent upon whom process against the Company may be served. THE COMPANY

\
HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM BASED UPON, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE REGISTRATION STATEMENT AND THE PROSPECTUS.

16. The parties acknowledge and agree that, for purposes of Sections 1(b), 1(c), 1(d), 8 and 9 hereof, such information provided by or on behalf of any Underwriter consists solely of the underwriters' names included in the table of underwriters' names under the caption "Underwriting" in the Prospectus and the material included in the third paragraph under the caption "Underwriting" in the Prospectus, the tenth paragraph under the caption "Underwriting" in the Prospectus and the first sentence of the twelfth paragraph under the caption "Underwriting" in the Prospectus.

17. Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Agreement by facsimile transmission shall constitute valid and sufficient delivery thereof.

18. Headings

The headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

19. Time is of the Essence

Time shall be of the essence of this Agreement.  As used herein, the term "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business other than days when banking institutions in the City of New York are authorized by law, regulation or executive order to be closed.

[signature page follows]

If the foregoing correctly sets forth your understanding, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among us.

Very truly yours,

NORDIC AMERICAN TANKER SHIPPING LIMITED

By:______/s/ Herbjørn Hansson________________
Name: Herbjørn Hansson
Title: Chairman and CEO

Accepted as of the date first above written

MORGAN STANLEY & CO. INCORPORATED

By:___/s/ Kent Hitchcock_____________________ Name: Kent Hitchcock Title: Managing Director

On behalf of itself and the other several
Underwriters named in Schedule I hereto.

SCHEDULE I

Underwriter	Total Number of Firm Shares to be Purchased	Number of Additional Shares to be Purchased if Option is Fully Exercised

Morgan Stanley & Co. Incorporated	3,600,000	4,140,000
DnB NOR Markets, Inc.	_______400,000	______460,000

Total	4,000,000	4,600,000

ANNEX I

Form of Opinion of Seward & Kissel LLP

[Omitted]

ANNEX II

Form of Opinion of Appleby Hunter Bailhache

[Omitted]

ANNEX III

Form of Lock-Up Agreement

May ___, 2009

MORGAN STANLEY & CO. INCORPORATED
      As Representative of the
      several Underwriters referred to below
c/o Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Attention:  Global Capital Markets – Execution

Nordic American Tanker Shipping Limited Lock-Up Agreement

Ladies and Gentlemen:

This letter agreement (this "Agreement") relates to the proposed public offering (the "Offering") by Nordic American Tanker Shipping Limited, a Bermuda corporation (the "Company"), of its common shares, $0.01 par value (the "Stock").

In order to induce you and the other underwriters for which you act as representatives (the "Underwriters") to underwrite the Offering, the undersigned hereby agrees that, without the prior written consent of the Representative, during the period from the date hereof until ninety (90) days from the date of the final prospectus for the Offering (the "Lock-Up Period"), the undersigned (a) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security (as defined below), and (b) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any Relevant Security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration.  As used herein "Relevant Security" means the Stock, any other equity security of the Company or any of its subsidiaries and any security convertible into, or exercisable or exchangeable for, any Stock or other such equity security.

Notwithstanding the immediately preceding paragraph, if (A) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day Lock-Up Period referred to in the immediately preceding paragraph and ends on the last day of such 90-day Lock-Up Period, the Company issues a earnings release or material news or a material event relating to the Company occurs or (B) prior to the expiration of such 90-day Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of such 90-day Lock-Up Period, the restrictions imposed by the immediately preceding paragraph shall continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs unless the Lead Manager waives, in writing, such extension.  The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice to the undersigned of any event that would result in an extension of the Lock-Up Period pursuant to this paragraph, and the undersigned agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

The undersigned hereby authorizes the Company during the Lock-Up Period and any extension of the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, Relevant Securities for which the undersigned is the record holder and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period and any extension of the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, such Relevant Securities.  The undersigned hereby further agrees that, without the prior written consent of the Representative, during the Lock-up Period and any extension of the Lock-Up Period the undersigned (x) will not file or participate in the filing with the Securities and Exchange Commission of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of a Relevant Security and (y) will not exercise any rights the undersigned may have to require registration with the Securities and Exchange Commission of any proposed offering or sale of a Relevant Security.

The second and third paragraphs of this letter shall not apply to (a) bona fide gifts, provided the recipient thereof agrees in writing with the Underwriters to be bound by the terms of this Agreement and confirms that he, she or it has been in compliance with the terms of this Agreement since the date hereof, (b) on death, by will or intestacy, or (c) dispositions to a member of the undersigned's immediate family or to any trust, partnership or other entity for the direct or indirect benefit of the undersigned and/or such immediate family member, provided that such immediate family member, trust, partnership or other entity agrees in writing with the Underwriters to be bound by the terms of this Agreement and confirms that it has been in compliance with the terms of this Agreement since the date hereof or (d) pursuant to a court order or settlement agreement approved by a court of competent jurisdiction.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms.  Upon request, the undersigned will execute any additional documents necessary in connection with enforcement hereof.  Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

2

If (i) the Company notifies you in writing that it does not intend to proceed with the Offering, (ii) the registration statement filed with the Securities Exchange Commission with respect to the Offering is withdrawn or (iii) for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), this Agreement shall terminate without any action by the parties and the undersigned shall be released from its obligations hereunder.

3

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  Delivery of a signed copy of this letter by facsimile transmission shall be effective as delivery of the original hereof.

Very truly yours,

By: _____________________________
Print Name: _______________________

4

ANNEX IV

Issuer Free Writing Prospectuses included in the Pricing Disclosure Package

1.	None.

SK 01318 0002 996002